Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

STERIS CORPORATION

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: STERIS Corporation.

ARTICLE II

The place in Ohio where its principal office is to be located is the City of Mentor in Lake County.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under Chapter 1701 of the Ohio Revised Code (the “Code”).

ARTICLE IV

Section 1. Capital Stock. The Corporation shall be authorized to issue 1,000 shares of capital stock, of which 1,000 shares shall be shares of Common Stock, without par value (“Common Stock”).

Section 2. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series (“Preferred Stock”). The Board of Directors of the Corporation (the “Board”) is hereby authorized to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualification, limitations or restrictions thereof, of any unissued series of Preferred Stock, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).

Section 3. Voting. Except as otherwise provided by law, or by the resolution or resolutions adopted by the Board designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in these Articles of Incorporation, and any other provisions authorized by the laws of the State of Ohio at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VI

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Code as the same exists or may hereafter be amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.